Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority

New York Municipal II
Re-election of Robert E. Connor
Class I to serve until 2012 		  9,809,420		  332,045
Re-election of William B. Ogden IV
Class I to serve until 2012 		  9,810,091		  331,373
Re-election of Hans W. Kertess*
Class I to serve until 2012 		      2,467		        -

Messrs. Paul Belica, John C. Maney+, James A. Jacobson and R. Peter Sullivan, III continue to serve as Trustees of the Funds

* Preferred Shares Trustee
+ Interested Trustee